

Report of Independent Registered Public Accounting Firm

To the Shareholder of AMG Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of AMG Distributors, Inc. (the "Company") as of December 31, 2017, and the related statement of operations, changes in shareholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 27, 2018

We have served as the Company's auditor since 2006.

PricewaterhouseCoopers LLP, 101 Seaport Blvd., Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Balance Sheet
December 31, 2017

		2017
Assets		
Cash & cash equivalents	$	3,995,615
Due from related parties (Note 6)		771,335
Tax receivable		16,143
Deferred tax asset		7,933
Prepaid expenses and other current assets		186,956
Total assets	$	4,977,982
Liabilities and Shareholder's Equity		
Liabilities		
Distribution fee payable		1,078,563
Due to related parties (Note 6)		477,632
Total liabilities		1,556,195
Shareholder's Equity		
Common stock (50,000 shares authorized, 1,000 shares issued and outstanding; par value $.01 per share in 2017)		10
Paid-in capital		1,129,990
Retained earnings		2,291,787
Total shareholder's equity		3,421,787
Total liabilities and shareholder's equity	$	4,977,982

The accompanying notes are an integral part of these financial statements.

AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Notes to Financial Statements
December 31, 2017

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1. **Organization and Nature of Business**

    AMG Distributors, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"), and is incorporated under the Laws of Delaware. The Company's principal business activities are to act as a distributor of AMG Funds LLC's ("LLC") family of funds (the "Funds") known as AMG Funds. Effective October 1, 2016, LLC assumed the role of investment manager for the Aston Funds and concurrently the Company became the distributor for these same funds. In addition, the Company serves as an intermediary placement agent for certain affiliated sub-advisors (the "Affiliates") for the private placement of securities issued by the funds through financial intermediaries, such as registered investment advisers, broker-dealers and other intermediaries engaged by the Company to facilitate the launch and/or offering of the funds. See Note 6 – Related Party Transactions for further information pertaining to these agreements.

    The Company is a wholly owned subsidiary of LLC, whose ultimate parent company is Affiliated Managers Group, Inc. ("AMG"), an asset management holding company whose stock is listed on the New York Stock Exchange.

2. **Summary of Significant Accounting Policies**

    The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates or assumptions.

    Revenue Recognition

    12b-1 Fee Revenue and Distribution Expenses. 12b-1 fee revenue consists of fees from mutual funds for distribution services provided by the Company, as further described in Note 6. Fee rates are generally between 0.25 - 1.00% (the maximum allowed) of a fund's average net assets for certain share classes. Revenue is recognized in the period earned. Directly related to the 12b-1 revenue are the distribution and servicing expenses which include payments to intermediaries for the marketing and selling of fund shares, advertising, printing and mailing of prospectuses to new investors, and printing and mailing of sales literature. Distribution expenses are recognized in the period incurred.

    Private Placement Revenue. Private placement revenue consists of revenue earned pursuant to Intermediary Private Placement Agreements, as further described in Note 6. Revenue is recognized when earned.

    Service and Other Revenue. Service Revenue consists of revenue earned pursuant to a Services Agreement with LLC. Revenue is recognized when earned. Other revenue consists of reimbursements from certain affiliates for the costs incurred by the Company for FINRA licensing and registration of employees of the affiliates who are registered representatives of the Company. Both of these arrangements are discussed further in Note 6.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less, including money market mutual funds, to be cash equivalents. Cash and Cash Equivalents are stated at cost, which approximates fair market value and are classified as Level 1 financial assets. Money market mutual funds with a floating net asset value would not meet the definition of a cash equivalent if the fund has enacted liquidity fees or redemption gates.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are comprised of prepaid FINRA fees, prepaid state registration fees, and receivables from third-parties.

Concentrations

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of bank deposits and money market funds. The Company maintains cash balances with financial institutions, which may exceed the federally insured limit of $250,000 per institution. The Company also maintains investments in money market instruments, which are not federally insured.

3.   **Income Taxes**

The Company is a member of AMG's consolidated group for U.S. federal income tax purposes and is included in certain combined state income tax filings of AMG. For financial accounting purposes, the Company recognizes taxes based on its allocated share of taxes from AMG, as well as those taxes it incurs for any stand-alone filings. Federal and state income taxes as well as benefits for net operating losses are allocated based on a tax sharing policy between the Company and other members of AMG's consolidated group. Under this policy, members of AMG's consolidated group that contribute net operating losses are compensated by the remaining members of the consolidated group in an amount equal to the tax savings generated from the utilization of their respective tax losses to offset taxable income of other members. At December 31, 2017, the Company has a payable for federal and state taxes in the amount of $83,759 which is included in Due to related parties. In addition, federal estimated tax payments benefitting the consolidated group are reimbursable under the tax sharing policy.

The following table presents our provision for income taxes:

	2017
Current	
Federal	$ 95,138
State	(7,409)
Total current	87,729
Deferred	
Federal	2,108
State	(10,041)
Total deferred	(7,933)
Provision for income taxes	$ 79,796

The following table reconciles the U.S. federal statutory rate to the Company's effective tax rate:

	2017
Tax at U.S. federal income tax rate	35.0%
State income taxes, net of federal benefit	3.4
Change in valuation allowance	(8.2)
Effective Tax Rate	30.2%

At December 31, 2017, the Company had a Connecticut net operating loss (NOL) carryforward of $111,570 that will expire in 18 years. Prior to 2017, the Company had recorded a full valuation allowance against the deferred tax asset (DTA) for this NOL. During 2017, as part of AMG's initial filing of a Connecticut combined income tax return, a portion of the Company's previously unrecognized NOL was used. Management has determined that it is more-likely-than-not that the remaining NOL carryforward will be used. Therefore, at December 31, 2017, a $7,933 DTA has been recorded.

The Company recognizes and measures its tax positions in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company did not have any unrecognized tax benefits in the accompanying financial statements. In the normal course of business, the Company is subject to examination by federal, state and local jurisdictions, where applicable. As of December 31, 2017, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2014 forward (with limited exceptions). The tax receivable as of December 31, 2017 is the result of an overpayment of taxes to the State of Connecticut.

On December 22, 2017, changes in U.S. tax laws were enacted, which significantly revised U.S. corporate income tax by, among other things, lowering corporate income tax rates, implementing a modified territorial tax system and imposing a one-time transition tax on deemed repatriated foreign earnings and profits. These changes did not have a material effect on the financial statements for the year ended December 31, 2017.

4.   **Commitments and Contingencies**

The Company is not aware of any contingencies, claims against it or guarantees that would likely result in a liability.

5.   **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2017, the Company had net capital of $2,362,311 which was $2,258,565 above the minimum net capital required of $103,746. The Company's ratio of aggregate indebtedness to net capital was 0.6588 to 1 as of December 31, 2017.

6.   **Related Party Transactions**

The Company provides distribution services for mutual fund shares in five Trusts: AMG Funds, AMG Funds I, AMG Funds II, AMG Funds III and AMG Funds IV. Gross revenues from these services totaled $7,805,419 in 2017, of which $574,442 was included in Due from related parties in the Balance Sheet at December 31, 2017.

The Company has charged certain affiliates for the costs associated with FINRA licensing and registration associated with employees of the affiliates who are registered representatives of the Company. These reimbursements amounted to $40,643 and are reflected in Other revenue in the Statement of Operations and are included in Due from related parties at December 31, 2017.

In 2014, the Company entered into an Intermediary Placement Agent Agreement with an Affiliate to serve as the placement agent for the private placement of securities issued by certain of the Funds through financial intermediaries, such as registered investment advisers, broker-dealers and other intermediaries identified by the Company to facilitate the launch and/or offering of certain of the Funds. Revenues from these services totaled $425,000 in 2017, of which $106,250 was included in Due from related parties at December 31, 2017.

In 2014, the Company entered into an agreement with an Affiliate to facilitate the offer and sale of securities of the Affiliate's mutual funds as each Fund's distributor, sales agent, placement agent, and/or distribution coordinator. Revenues from these services totaled $225,000 in 2017, of which $50,000 was included in Due from related parties at December 31, 2017.

AMG assumes some of the Company's direct expenses such as professional fees. At December 31, 2017, the Company owed AMG $10,542 for such expenses. This amount was included in Due to related parties at December 31, 2017.

LLC assumes some of the Company's direct and indirect overhead expenses such as compensation, occupancy, telephone, administrative and personnel costs. The officers of the Company serve as officers to related companies, including LLC. LLC pays these costs and allocates a representative portion to the Company. The allocated costs from LLC totaled $1,616,000 in 2017 which is included in Due to related parties.

Pursuant to an Amended and Restated Services Agreement between the Company and LLC, LLC pays the Company a fee equal to 105% of certain service costs as defined in the agreement. The service revenue from LLC totaled $1,456,162 in 2017, of which $1,395,562 is reducing the amount in Due to related parties from the allocated expenses described above.

The Company has agreed to reimburse LLC for certain shareholder servicing and distribution related expenses to the extent that the 12b-1 revenue from applicable funds exceeds amounts paid to financial intermediaries. Expenses related to these agreements totaled $218,390 in 2017 and are included in the Statement of Operations as Distribution expenses. As of December 31, 2017, the Company owed LLC $167,211 which is included in Due to related parties.

7.   **Subsequent Events**

The Company has determined that no material events or transactions occurred subsequent to December 31, 2017 and through February 27, 2018, the date of the financial statement issuance which require additional disclosure in the financial statements.